

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2023

Todd Michaels
Chief Executive Officer
Correlate Energy Corp.
220 Travis Street
Suite 501
Shreveport, LA 71101

      Re: Correlate Energy Corp.
          Form 10-K for Fiscal Year Ended December 31, 2022
          Filed March 31, 2022
          File No. 000-30746

Dear Todd Michaels:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Trade & Services